Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Pan American Silver reports unaudited second quarter 2024 results
Vancouver, B.C. - August 7, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended June 30, 2024 ("Q2 2024").
"Operations generated record cash flow before working capital changes of $203.3 million in Q2 2024, with solid performance on costs, which were below our expected ranges for both the silver and gold segments in the quarter. This resulted in free cash flow of $102.1 million in Q2 2024," said Michael Steinmann, President and Chief Executive Officer. "We completed the new ventilation infrastructure at La Colorada on schedule in early July, and we are now seeing significant improvements in the underground working conditions. We expect silver production to increase in the second half of the year, which will bring annual silver production to within our guidance range based on first half 2024 results. We are also on track to meet our annual production outlook for gold, zinc, lead and copper."
The following highlights for Q2 2024 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q2 2024 Results:
•Silver production of 4.57 million ounces was largely impacted by ventilation constraints at La Colorada and weather-related disruptions at Dolores and Cerro Moro. The Company expects an increase in silver production in the second half of 2024 ("H2 2024") following commissioning of the new ventilation infrastructure at La Colorada and other factors.
•Gold production of 220.4 thousand ounces was impacted mostly by weather-related disruptions at Dolores and Minera Florida. The Company expects increased production in H2 2024 from a back-end loaded production profile.
•Record revenue of $686.3 million.
•Net loss of $21.4 million ($0.06 basic loss per share) includes a $93.1 million income tax expense, driven by a $42.4 million impact from the effect of the devaluation of foreign currency exchange rates on deductible tax attributes and $10.8 million of tax expense caused by inflation adjustments to taxable income in Argentina, as well as a $26.7 million cost-increasing net realizable value ("NRV") inventory expense.
•Adjusted earnings of $40.0 million, or $0.11 adjusted earnings per share, which includes the $10.8 million, or $0.03 per share, of tax expense related to the above noted inflation adjustments in Argentina.
•Record cash flow from operations before working capital changes of $203.3 million, net of $31.3 million in cash taxes paid.
•Free cash flow of $102.1 million.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC"), excluding NRV inventory adjustments, per silver ounce of $14.49 and $18.12, respectively.
•Gold Segment Cash Costs and AISC, excluding NRV inventory adjustments, per gold ounce of $1,186 and $1,465, respectively.
•The Company reaffirms its 2024 Operating Outlook for production, Cash Costs and AISC, and capital expenditures, but expects annual silver production to be towards the low end of its annual guidance range.
•Cash and short-term investments increased by $37.2 million to $368.6 million. As at June 30, 2024, the Company had working capital of $692.0 million, inclusive of cash and investments, and $750.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total debt of $809.5

PAN AMERICAN SILVER CORP.	1

Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

million is primarily related to two senior notes, in addition to lease liabilities, construction and other loans payable.
•A cash dividend of $0.10 per common share with respect to Q2 2024 was declared on August 7, 2024, payable on or about August 30, 2024, to holders of record of Pan American’s common shares as of the close of markets on August 19, 2024. In Q2 2024, the Company paid cash dividends totaling $36.3 million. The dividends are eligible dividends for Canadian income tax purposes.
•On May 23, 2024, Pan American released its 14th annual Sustainability Report detailing the Company's approach and performance in the areas of environment, social responsibility and governance.
Q2 2024 Project Updates:
•At La Colorada, Pan American invested $9.8 million on project capital in Q2 2024, largely for exploration and engineering on the Skarn project, and to complete the new ventilation infrastructure for the operating mine. In July, the two exhaust fans were installed on the surface of the Guadalupe ventilation shaft. The new infrastructure was completed within the targeted timeframe of mid-2024, and ventilation conditions in the mine have been improving. Mining rates are now increasing from the higher-grade Candelaria zone of the mine. The Company expects throughput rates to increase over H2 2024, rising to approximately 2,000 tonnes per day by year-end.
•At Escobal, we continued our meetings with the Guatemala government institutions during Q2 2024 and into the third quarter of 2024, to advance the ILO 169 consultation process for Escobal. These institutions include the Ministries of: Economy, Finance, Environment, and Energy and Mines. During this period, compliance visits by the Ministry of Energy and Mines and Ministry of Environment under the care and maintenance program for Escobal also occurred. The appointment of the Vice Minister of Sustainable Development to assume responsibility of overseeing the consultation process remains pending.

PAN AMERICAN SILVER CORP.	2

Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended June 30, 2024	Twelve months ended December 31, 2023
Weighted average shares during period	362,954	326,540
Shares outstanding end of period	362,970	364,660

	Three months ended June 30,
	2024	2023(1)
FINANCIAL
Revenue	$686.3	$639.9
Cost of Sales(2)	$569.4	$551.9
Mine operating earnings	$116.9	$88.0
Net loss	$(21.4)	$(33.0)
Basic loss per share(3)	$(0.06)	$(0.09)
Adjusted earnings(4)	$40.0	$29.1
Basic adjusted earnings per share(3)(4)	$0.11	$0.08
Net cash generated from operating activities	$162.7	$117.0
Net cash generated from operating activities before changes in working capital(4)	$203.3	$106.8
Sustaining capital expenditures(4)	$60.6	$86.7
Non-sustaining capital expenditures(4)(5)	$29.7	$39.3
Cash dividend paid per share(3)	$0.10	$0.10
PRODUCTION
Silver (thousand ounces)	4,567	6,024
Gold (thousand ounces)	220.4	248.2
Zinc (thousand tonnes)	10.1	9.3
Lead (thousand tonnes)	4.9	4.4
Copper (thousand tonnes)	1.2	1.3
CASH COSTS(4) ($/ounce)
Silver Segment	14.49	9.29
Gold Segment	1,186	1,045
AISC(4) ($/ounce)
Silver Segment	19.07	15.70
Gold Segment	1,584	1,342
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	28.14	23.45
Gold ($/ounce)	2,336	1,975
Zinc ($/tonne)	2,901	2,515
Lead ($/tonne)	2,171	2,123
Copper ($/tonne)	10,515	8,550
(1)Amounts differ from those originally reported in the respective quarter due to the finalization of the purchase price allocation, which was retrospectively applied. Please refer to Note 2 of the Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2024 for further details.
(2)Cost of Sales includes production costs, depreciation and amortization and royalties.
(3)Per share amounts are based on basic weighted average common shares.
(4)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(5)Non-sustaining capital expenditures primarily relate to project capital that is expected to increase future production.
(6)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Q2 2024 OPERATING PERFORMANCE

	Silver Production (thousand ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment
La Colorada (Mexico)	835	0.5	26.62	36.05
Cerro Moro (Argentina)	570	17.1	13.15	20.10
Huaron (Peru)	829	--	4.65	7.35
San Vicente (Bolivia)(2)	774	--	15.30	17.09
Total Silver Segment(3)	3,009	17.6	14.49	19.07
Gold Segment
Jacobina (Brazil)	1	46.9	1,045	1,276
El Peñon (Chile)	850	36.0	923	1,233
Timmins (Canada)	3	30.7	1,746	1,999
Shahuindo (Peru)	67	31.0	985	1,435
La Arena (Peru)	8	21.0	1,362	1,645
Minera Florida (Chile)	189	18.9	1,351	1,658
Dolores (Mexico)	440	18.1	1,113	2,496
Total Gold Segment(3)	1,558	202.8	1,186	1,584
Total Consolidated(3)	4,567	220.4
(1)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
2024 OPERATING OUTLOOK
Please see Pan American's Management's & Discussion Analysis dated February 21, 2024, for further detail on the Company's 2024 Operating Outlook. Please see the Cautionary Note for additional information.
The Company reaffirms its 2024 Operating Outlook for annual production, Cash Costs and AISC, and capital expenditures. Management now expects 2024 silver and gold production to be more heavily weighted to the fourth quarter of 2024 than originally indicated in its 2024 Quarterly Operating Outlook, and annual silver production to be towards the low end of the annual guidance range.

2024 Annual Guidance
Silver Production (million ounces)	21.00 - 23.00
Gold Production (thousand ounces)	880 - 1,000
Silver Segment Cash Costs(1) ($ per ounce)	11.70 - 14.10
Silver Segment AISC(1) ($ per ounce)	16.00 - 18.50
Gold Segment Cash Costs(1) ($ per ounce)	1,165 - 1,260
Gold Segment AISC (1) ($ per ounce)	1,475 - 1,575
Sustaining Capital Expenditures ($ millions)	295.0 - 310.0
Project Capital Expenditures ($ millions)	80.0 - 85.0
(1) Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures. The Cash Cost and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,950/oz for gold, $2,500/tonne ($1.13/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, and $8,300/tonne ($3.76/lb) for copper; and average annual exchange rates relative to 1 USD of 17.50 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 980.00

PAN AMERICAN SILVER CORP.	4

Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.36 for the Canadian dollar ("CAD"), $850.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, free cash flow, working capital, total debt and net cash are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three and six months ended June 30, 2024. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST

Date:	August 8, 2024
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-888-259-6580 (toll-free in Canada and the U.S.)
(+1) 416-764-8624 (international participants)
Conference ID:	79828819
Webcast:	https://events.q4inc.com/attendee/691350172
The live webcast, presentation slides and the report for Q2 2024 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

PAN AMERICAN SILVER CORP.	5

Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the SL-Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of cash and cash equivalents, Short-term Investments, and the amount available on the SL-Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q2 2024 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2024, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2024; the expectation that full year 2024 production will be second half weighted; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the anticipated dividend payment date of August 30, 2024; the ability of Pan American to successfully complete any capital projects including at La Colorada, and any anticipated economic or operational benefits to be derived from those projects; the anticipated increase to throughput rates over H2 2024 at La Colorada; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ability to satisfy the closing conditions and receive regulatory approval to complete the sale of La Arena; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and

PAN AMERICAN SILVER CORP.	6

Q2 2024 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	7